UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

iPic Entertainment Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46263D 10 6
(CUSIP Number)

July 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control numbe

CUSIP No. 46263D 10 6

	1.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).

Retirement Systems of Alabama

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)			☐

		(b)			☒

	3.	SEC Use Only

	4.	Citizenship of Place of Organization	AL

Number of	5.	Sole Voting Power	2,801,433
Shares
Beneficially	6.	Shared Voting Power	0
Owned by Each
Reporting	7.	Sole Dispositive Power	2,801,433
Person With:
	8.	Shared Dispositive Power	0

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,801,433

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	11.	Percent of Class Represented by Amount in Row (9)		39.4%

	12,	Type of Reporting Person (See Instructions)		EP

Page 2 of 6 pages

Item 1

(a)	Name of Issuer iPic Entertainment Inc.

(b)	Address of Issuer’s Principal Executive Offices Mizner Park, 433 Plaza Real, Ste. 335, Boca Raton, Florida 33432

Item 2.

(a)
The Retirement Systems of Alabama ("RSA"), the filing person, is a public pension plan statutorily formed under the laws of the State of Alabama. RSA consists of the Teachers' Retirement System of Alabama ("TRS") and the Employees' Retirement System of Alabama ("ERS"), which includes and administers the Judicial Retirement Fund. Each system is considered a body corporate of the State of Alabama and they are referred to collectively for financial reporting purposes as "RSA." While each system has distinct boards of control, they share executive management and certain other services. In particular, the investment decisions for each system are made by RSA's investment staff.

(b)	Address of Principal Business Office or, if none, Residence P.O. Box 302150 Montgomery AL 36130-2150

(c)	Citizenship AL

(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number 46263D 10 6

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,801,433.

(b)	Percent of class: 39.4%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,801,433.

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 2,801,433

	(iv)	Shared power to dispose or to direct the disposition of 0

The above beneficial ownership data is as of July 31, 2018 and remained unchanged as of December 31, 2018.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following £.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Item 7.
As noted in Item 2, RSA makes investment decisions on behalf of Alabama state public pension plans, including TRS and ERS.  TRS holds 1,876,960 shares of Class A Common Stock of issuer. ERS holds 924,473 shares of Class A Common Stock of issuer.

Item 8.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NA.

Item 9.    Identification and Classification of Members of the Group

NA

Item 10.  Notice of Dissolution of Group

NA.

Page 4 of 6 pages

Item 11.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7. 2019
Date

/s/ Marc Green
Signature

Marc Green, Chief Investment Officer
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 6 pages